FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   x      Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ____   No    x

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

JA Solar Holdings Co., Ltd.

Jinglong Group Industrial Park

Jinglong Street

Ningjin, Hebei Province 055550

The People’s Republic of China

This Form 6-K consists of:

The press release regarding Moving 4 planned new production lines from Shanghai to Hebei by JA Solar Holdings Co., Ltd. (the “Registrant”), made by the Registrant in English on March 23, 2007.

JA Solar to Move 4 Planned New Production Lines

from Shanghai to Hebei

Hebei, China, March 23, 2007 – JA Solar Holdings Co., Ltd. (“the Company”) (NASDAQGM: JASO) today announced that it will install four additional solar cell production lines on its existing Ningjin, Hebei site. Each new line will have a manufacturing capacity of 25 MW per annum. The Company expects to have the four new lines running at full commercial production and yield targets by the end of the third quarter of 2007. This would bring the Company’s total manufacturing capacity to 175 MW per annum, when added together with the Company’s three existing 25 MW solar cell production lines.

The Company originally planned to build the four new 25MW production lines approximately 40 miles outside Shanghai with targeted commencement of commercial operation by the end of the third quarter of 2007. Under the plan, the Company was to lease from Jinglong Industrial and Commerce Group Co., Ltd. ("Jinglong Group") the land and buildings for the Shanghai manufacturing facilities. However, since the Jinglong Group has not obtained from relevant governmental authorities the required land use right certificates and other relevant approvals, JA Solar decided to transfer the newly-ordered equipment to its current manufacturing facilities in Ningjin, Hebei and install the four new 25 MW production lines there.

Samuel Yang, JA Solar’s Chief Executive Officer, said, “We still think the Shanghai location is attractive and plan to establish a dedicated R&D facility there. However, our main priority is keeping our capacity expansion plan on track. Moving the planned four new lines to Hebei will allow us to avoid potential delays in order to meet our targeted schedule of bringing an additional 100 MW of solar cell production capacity online. We believe that by centralizing our manufacturing facilities in one location we will also be able to more efficiently manage our production lines.”

Construction on the new Hebei building is expected to be completed by June 2007, adjacent to the Company’s existing production lines in the same industrial park. The Company expects to lease the new buildings from Jinglong Group.

In addition, the Company will continue to evaluate the feasibility of building manufacturing facilities in Shanghai when Jinglong Group obtains its land use certificate and other approvals.

About JA Solar Holdings Co., Ltd.

Based in Hebei, China, JA Solar Holdings Co., Ltd. is an emerging and fast-growing manufacturer of high-performance, monocrystalline solar cells. The Company sells its products to solar module manufacturers who assemble and integrate its solar cells into modules and systems that convert sunlight into electricity. For more information visit www.jasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in our registration statement on Form F-1 and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Contacts:

In China Herman Zhao Chief Financial Officer JA Solar +86-319-580-0867	In the U.S. David Pasquale The Ruth Group dpasquale@theruthgroup.com +1-646-536-7006

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By /s/ Huaijin Yang

Name:	Huaijin Yang
Title:	Chief Executive Officer

Date: March 26, 2007

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